Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Reliance Bancshares, Inc.:

We consent to the inclusion in the Form S-8 of Reliance Bancshares, Inc. of our independent auditors' report dated March 27, 2012, with respect to the consolidated balance sheets of Reliance Bancshares, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 10-K of Reliance Bancshares, Inc.

June 29, 2012
St. Louis, Missouri